Exhibit 99.6

Rio Tinto plc
2 Eastbourne Terrace
London W2 6LG
United Kingdom
T +44 (0) 20 7781 2000
F +44 (0) 20 7781 1800
Press release
Shanghai employees — Update 8
29 March 2010
The Shanghai Number One Intermediate People’s Court has convicted the four Shanghai employees detained on 5 July 2009 on charges of receiving bribes and obtaining commercial secrets.
Rio Tinto is unable to comment on the charge regarding obtaining commercial secrets as it has not had the opportunity to consider the evidence. That part of the trial was held in closed court and no details of the case were made public until the verdicts and sentences were announced today.
Sam Walsh, chief executive Rio Tinto Iron Ore, said, “Receiving bribes is a clear violation of Chinese law and Rio Tinto’s code of conduct, The Way We Work. We have been informed of the clear evidence presented in court that showed beyond doubt that the four convicted employees had accepted bribes. By doing this they engaged in deplorable behaviour that is totally at odds with our strong ethical culture. In accordance with our policies we will terminate their employment.
“Shortly after the four employees were detained we appointed independent forensic accountants and lawyers to assist us in carrying out an internal investigation into the claims. This was done to the fullest extent possible. It did not uncover any evidence to substantiate the allegations of wrongdoing. Rio Tinto has concluded that the illegal activities were conducted wholly outside our systems.
“We have already implemented a number of improvements to our procedures, and we have now ordered a further far-reaching independent review of our processes and controls. We will introduce any necessary additional measures and safeguards the review recommends and will spare no effort in doing everything we can to prevent any similar activity.”
Tom Albanese, chief executive, said, “All our employees are required to adhere to our strict policies on how we do business, and to abide by the laws of the countries where we operate. Ethical behaviour is at the heart of everything we do. We have earned a strong reputation for our ethics through our long track record of responsible business practice.
“I am determined that the unacceptable conduct of these four employees will not prevent Rio Tinto from continuing to build its important relationship with China. This is a high priority for me personally.
“I would like to thank all those who have supported us through this very difficult time, particularly the Australian Government.”
Cont.../

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About Rio Tinto
Rio Tinto is a leading international mining group headquartered in the UK, combining Rio Tinto plc, a London and NYSE listed company, and Rio Tinto Limited, which is listed on the Australian Securities Exchange.
Rio Tinto’s business is finding, mining, and processing mineral resources. Major products are aluminum, copper, diamonds, energy (coal and uranium), gold, industrial minerals (borax, titanium dioxide, salt, talc) and iron ore. Activities span the world but are strongly represented in Australia and North America with significant businesses in South America, Asia, Europe and southern Africa.
For further information, please contact:

Media Relations, London	Media Relations, Australia
Nick Cobban	David Luff
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Investor Relations, London	Investor Relations, Australia
Mark Shannon	Dave Skinner
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Jason Combes
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Website: www.riotinto.com
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